FOR IMMEDIATE RELEASE
                                      Contact:
                                      The Liposome Company,
                                      Inc.
                                      Brooks Boveroux, Vice
                                      President
                                      (609) 452-7060
                                      Noonan Russo
                                      Communications
                                      (212) 696-4455
                                      Ernie Knewitz (media)
                                      ext. 204
                                      Barbara Lindheim
                                      (investor) ext. 237

                THE LIPOSOME COMPANY REPORTS
               THIRD QUARTER OPERATING RESULTS


Princeton N.J. -- October 28, 1997 -- The Liposome Company, Inc. (Nasdaq: LIPO) today reported financial results for the third quarter ended September 28, 1997. Total revenues for the quarter were $16,050,000 compared to $14,910,000 for the third quarter of 1996. Year to date revenues for the nine month period were $48,558,000 compared to $41,721,000 for the first nine months of 1996.

At September 28, 1997, the Company had $50,105,000 in cash and marketable securities.

"The Liposome Company has continued to make progress in developing its oncology franchise," said Charles A. Baker, Chairman and Chief Executive Officer. "Worldwide unit shipments of ABELCET increased by a strong 28 percent over the comparable prior year quarter. These results were achieved despite the presence of significant amounts of free product available from a competitor in the United States market and the loss of two wholesalers through consolidation thus potentially reducing the amount of ABELCET in the distribution pipeline. U.S. revenues, however, were significantly impacted by the Company's implementation of an aggressive program in response to a competitor's pricing reduction earlier in the year. Despite the competition, we remain the leader in this important market, and we intend to retain that position."

Mr.  Baker  continued, "During the quarter  the  Company  had several other accomplishments. ABELCET was launched in Canada, where it is the only approved lipid-based amphotericin B formulation. Furthermore, we are very
encouraged        by        the       new        relationship

with Wyeth-Ayerst in France and Italy to market ABELCET. We will have a far greater presence in those markets through Wyeth-Ayerst than we could have developed over the short term on our own. Launches in both countries are expected during the fourth quarter.

"On  other  fronts,  patient accrual in the two  U.S.  Phase  III clinical studies of TLC D-99 is continuing on track. The transition of the management of these studies from Pfizer to The Liposome Company is proceeding smoothly. Financially, our total expenses have been held to small increases, and the Company's balance sheet is solid. Receivables are modest, inventory levels are declining, and we have both a good cash position and minimal debt."

Total expenses in the third quarter were $22,253,000 compared to $20,262,000 in the comparable prior year quarter. Cost of sales increased to $7,091,000, or 54 percent of product sales, primarily due to the expensing of certain manufacturing costs as part of the Company's previously announced program to reduce inventories to more optimal levels. Gross margins are expected to improve in the fourth quarter.

Research and development expenses of $6,627,000 declined from the comparable 1996 quarter spending of $8,955,000. The decline was primarily attributable to the absence of pre-production costs at the Company's Indianapolis manufacturing facility that were incurred during the 1996 quarter. Selling and administrative expenses of $8,366,000 were $1,461,000 above the comparable 1996 quarter as a result of remaining expenses related to litigation that has now been settled, and greater selling expenses, particularly for the increased size of the U.S. sales force.

Net loss for the quarter was $6,203,000, or $.17 per share, compared to a loss of $5,354,000, or $.16 per share, in the comparable 1996 quarter. The year to date net loss applicable to common stock was $19,222,000, or $.52 per share, including $3,900,000 of charges related to a corporate restructuring and other one-time items incurred during the second quarter. The net loss for the 1996 nine month period was $15,808,000, or $.49 per share.

Inventories of $13,732,000 have declined substantially from the second quarter level. The Company had planned increases in inventories  during  the  first half  of  1997  as  part  of  the transition of its commercial manufacturing from Princeton to Indianapolis. In addition, the Company experienced high production yields at both facilities. The Indianapolis facility has received FDA approval and all manufacturing has been transferred to Indianapolis. Further inventory reductions are expected to be achieved by year end.

The Liposome Company is a broad-based biopharmaceutical company developing and marketing products based on its knowledge of lipid technology. ABELCET (Amphotericin B Lipid Complex Injection) is marketed in the U.S. and other countries for the treatment of severe systemic fungal infections. TLC D-99 and other products are being developed to treat various cancers. Research is being conducted on new cancer therapies and biologically active lipids that may have therapeutic applications.



          Except for historical information, this press
          release  contains forward-looking  statements
          that   involve   risks   and   uncertainties,
          including   but  not  limited  to  statements
          regarding the ability of ABELCETr to retain its leading position in the U.S. market, the timing of launches of ABELCETr in France and Italy, the expected improvement in product gross margins, and the further reduction of inventories. While these statements reflect the Company's best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, including the risk factors identified in the Registration
          Statement  on  Form S-3 dated  September  30,
          1997 and from time to time in the Company's other SEC filings.


      This release is also available at http://www.lipo.com

           THE LIPOSOME COMPANY, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In Thousands Except Per Share Figures)
                           (Unaudited)

                     Three Months Ended       Nine Months Ended

                     9/28/97    9/29/96       9/28/97    9/29/96

Product sales       $ 13,115    $ 13,799      $ 42,740   $ 36,369
Research and
development revenues     531         610         2,331      2,502
Interest, investment
and other income       2,404         501         3,487      2,850

   Total  revenues    16,050      14,910        48,558     41,721

Cost of goods sold     7,091       4,347        15,621     11,611
Research and
development expense    6,627       8,955        21,470     24,190
Selling, general and
administrative expense 8,366       6,905        30,141     20,318
Interest expense         169          55           548        175

   Total  expenses    22,253      20,262        67,780     56,294

Net loss              (6,203)     (5,352)      (19,222)   (14,573)
Preferred Stock
dividends                 --           2            --      1,235

Net loss applicable
to Common Stock     $ (6,203)    $ (5,354)    $(19,222)  $(15,808)

Net loss per share
applicable to
Common Stock        $  (0.17)    $  (0.16)    $  (0.52)    $  (0. 49)
Weighted average
number of common
shares outstanding    37,455        33,671       36,850        32,452

              CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In Thousands)
                           (Unaudited)

                                  September 28, 1997    December 29, 1996

Cash and short-term investments       $ 35,175               $ 30,110
Accounts receivable                      5,255                  7,884
Inventories                             13,732                  9,904
Other current assets                       796                    882
Long-term investments                    3,000                 10,140
Property, plant and equipment, net      26,153                 28,292
Restricted cash                         11,930                  6,930
Other assets, net                          371                    413

     Total assets                     $ 96,412               $ 94,555

Current liabilities                   $ 10,581               $ 12,139
Other liabilities                        5,694                  7,555
Stockholders' equity                    80,137                 74,861

     Total liabilities and
     stockholders' equity              $96,412               $ 94,555